

October 17, 2014

<u>Via E-mail</u>
Robert E. Abernathy
Chief Executive Officer
Halyard Health, Inc.
P.O. Box 619100
Dallas, Texas 75261-9100

    Re: Halyard Health, Inc.
        Registration Statement on Form 10
        Filed May 6, 2014
        File No. 001-36440

Dear Mr. Abernathy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Russell Mancuso

                         Russell Mancuso
                         Branch Chief

cc (via e-mail): John W. Wesley